Exhibit 99.1

Qutoutiao Inc. Announces up to US$50 Million Share Repurchase Program

SHANGHAI, China, May 28, 2019 (GLOBE NEWSWIRE) -- Qutoutiao Inc. (“Qutoutiao”, the “Company” or “We”) (NASDAQ: QTT), a leading operator of mobile content platforms in China, today announced that its board of directors has authorized a share repurchase program under which the Company may repurchase up to US$50 million worth of its outstanding American depositary shares ("ADSs") representing its Class A ordinary shares over the next 12 months starting from May 28 2019, the effective date of the program.

Under the share repurchase program, the Company may repurchase its ADSs from time to time through open market transactions at prevailing market prices, privately negotiated transactions, block trades or any combination thereof. In addition, Qutoutiao will also effect repurchase transactions in compliance with Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and its insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with Qutoutiao's working capital requirements, general business conditions and other factors. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company plans to fund the repurchases from its existing cash balance.

About Qutoutiao Inc.

Qutoutiao Inc. operates innovative and fast-growing mobile content platforms in China with a mission to bring fun and value to its users. The eponymous flagship mobile application, Qutoutiao, meaning “fun headlines” in Chinese, applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors. Qutoutiao has attracted a large group of loyal users, many of whom are from lower-tier cities in China. They enjoy Qutoutiao’s fun and entertainment-oriented content as well as its social-based user loyalty program. Launched in May 2018, Midu Novels is a pioneer in offering free literature supported by advertising and has grown rapidly to become a leading player in the online literature industry. The Company will continue to bring more exciting products to users through innovation, and strive towards creating a leading global online content ecosystem.

For more information, please visit: https://ir.qutoutiao.net.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, statements regarding the expected closing of the transaction in this announcement are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to, those included in Qutoutiao’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Qutoutiao does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qutoutiao Inc.

Investor Relations

Tel: +86-21-6858-3790

E-mail: ir@qutoutiao.net

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-5730-6202

E-mail: qutoutiao@tpg-ir.com

In the United States:

Qutoutiao Inc.

Oliver Yucheng Chen

E-mail: oliver@qutoutiao.net

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: qutoutiao@tpg-ir.com